May 20, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mark Webb, Esq.

Re:	Washington Mutual, Inc.
Form 10-K
Filed February 29, 2008
Second Revised Proxy Statement on Schedule 14A
Filed May 19, 2008
File No. 001-14667
Ladies and Gentlemen:
     On behalf of Washington Mutual, Inc., thank you for the prompt attention you have given to the Company’s draft of the Second Revised Proxy Statement on Schedule 14A, filed with the Commission on May 19, 2008, pursuant to the Securities Exchange Act of 1934.
     Pursuant to our telephonic discussion with the Staff this morning, the Company hereby supplements its response to Comment 5 in its letter dated May 19, 2008 and confirms as follows: In future filings, the Company will disclose the aggregate unpaid principal balance of residential mortgage loans pledged to secure the mortgage bonds issued under the Company’s Covered Bond Program in the Note to the Consolidated Financial Statements that includes our disclosures about the Covered Bond Program. As discussed, this disclosure will be similar in form to the Company’s disclosure in Note 6: Loans and Allowance for Loan Losses on page 130 of our 2007 Form 10-K.
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Securities and Exchange Commission
Attention: Mr. Mark Webb, Esq.

In connection with responding to the comments contained in the letter of the Staff of the Commission to Washington Mutual, Inc. (the “Company”), dated May 16, 2008, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Any additional comments or questions may be addressed to Melissa J. Ballenger at (206) 500-1785 or to Tony Goulart, III, Senior Vice President — Financial Reporting Director at (206) 500-3077.
Sincerely,

/s/ Thomas W. Casey

Thomas W. Casey, Executive Vice President — Chief Financial Officer

/s/ Melissa J. Ballenger

Melissa J. Ballenger, Senior Vice President — Controller

cc:	Carey M. Brennan, Esq.
Washington Mutual, Inc.

Charles E. Smith, Esq.
Washington Mutual, Inc.

Matt McNair, Esq.
Securities and Exchange Commission